EXHIBIT NO. 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2005
	Shares	Earnings Per Share
	(In Thousands)
Basic Weighted Average Shares Outstanding	7,168	$1.25

Diluted
Average Shares Outstanding	7,168
Common Stock Equivalents	3

	7,171	$1.25

	Year Ended December 31, 2004
Basic Weighted Average Shares Outstanding	7,131	$1.13

Diluted
Average Shares Outstanding	7,131
Common Stock Equivalents	27

	7,158	$1.13